Exhibit 10.2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of the Effective Date, as defined below, by and between Accelrys, Inc., a Delaware corporation (hereinafter, the “Company”), and Scipio “Max” Carnecchia, an individual (hereinafter, “Executive”).

RECITALS

WHEREAS, Executive is commencing employment with the Company on the terms set forth herein and in the offer letter dated June 15, 2009 from Ken Coleman (“Offer Letter”).

NOW, THEREFORE, in consideration of their mutual promises and intending to be legally bound, the parties agree as follows:

1. EMPLOYMENT.

(a) Title and Location. The Company shall employ Executive as its Chief Executive Officer upon the terms and conditions set forth in this Agreement, and Executive hereby accepts such employment. Executive will be based in San Diego, California.

(b) Duties and Responsibilities. Executive’s duties, powers and responsibilities in such capacity shall be those which are customary for such position, as may be determined from time to time by the Company’s Board of Directors (“Board”). Executive agrees to perform and discharge such duties well and faithfully and to be subject to the supervision and direction of Executive’s Board.

(c) No Conflicts. Executive’s position under this Agreement is a full-time position. Executive agrees to devote Executive’s full business time, effort, attention and energies to this position. Executive will not render any professional services or engage in any activity that might be competitive with, adverse to the best interest of, or create the appearance of a conflict of interest with, the Company. Executive agrees to abide by the policies, rules and regulations of the Company as they may be amended from time to time.

(d) No Other Agreement. Executive represents and warrants the Executive is not bound by any employment, consulting, noncompetition, confidentiality, finders, marketing or other agreement or arrangement that would, or might reasonably be expected to, prohibit or restrict Executive in any manner from performing Executive’s duties and obligations hereunder.

2. TERM. The term of this Agreement shall commence on the day on which Executive commences employment with the Company (the “Effective Date”) and shall continue thereafter until the effective date of termination set forth in Section 13, below (“Term”).

3. COMPENSATION. As compensation for Executive’s services under this Agreement:

(a) Base Salary. The Company will pay Executive an initial annual base salary as set forth in the Offer Letter (“Base Salary”), to be paid semi-monthly in equal installments, less normally applicable payroll deductions. Executive’s Base Salary will be subject to annual review and adjustment by the Board or a duly appointed committee thereof, in either case in its sole discretion.

(b) Incentive Bonus. Executive shall be eligible to participate in the Company’s management incentive plan, as may be implemented and modified by the Company at its sole discretion. The Company and Executive agree that Executive’s initial bonus target percentage will be as set forth in the Offer Letter. Such amounts, payable to Executive under this plan or any other bonus program, shall be referred to herein as the “Incentive Bonus.” The Incentive Bonus for any year will be paid after the conclusion of the applicable fiscal year, based upon the Board of Directors’ determination as to the amount of such bonus earned pursuant to the terms of the management incentive plan, provided Executive is employed by the Company or its successor on that date.

(c) Vacation and Other Benefits. Executive shall be entitled to the benefit of paid vacation, holidays, group medical, accident and long-term disability insurance and other fringe benefits and tax qualified retirement plans as the Company shall make available from time to time to its other similarly situated senior executives. The Company may change or amend its benefits as it deems appropriate from time to time.

4. TERMINATION AND EFFECT OF TERMINATION. Executive’s employment hereunder is AT WILL and may be terminated at any time by the Company for any reason. In the event of termination of Executive’s employment, the Company shall have no liability to Executive for compensation or benefits, except as specified in this Section 4 or as required by the Company’s benefits policy.

(a) Termination by the Company for Cause. Executive’s employment may be terminated by the Company for Cause at any time upon delivery of written notice to Executive. Upon such a termination, the Company shall have no obligation to Executive other than the payment of all accrued, but unpaid, Base Salary and any unpaid expenses or expense reimbursements prior to the effective date of such termination. For purposes of this Agreement, “Cause” means the occurrence of any one or more of the following events or conditions:

(i) any material failure on the part of Executive (other than by reason of disability as provided in Section 4(e) below) to faithfully and professionally carry out Executive’s duties or to comply with any other material provision of this Agreement, which failure continues for ten (10) days after written notice detailing such failure is delivered by the Company; provided, that the Company shall not be required to provide such notice in the event that such failure (A) is not susceptible to remedy or (B) relates to the same type of acts or omissions as to which notice has been given on a prior occasion;

(ii) Executive’s dishonesty (which shall include without limitation any misuse or misappropriation of the Company’s assets), or other willful misconduct, if such dishonesty or other willful misconduct is intended to or likely to materially injure the business of the Company;

(iii) Executive’s conviction of any felony or of any other crime involving moral turpitude, whether or not relating to Executive’s employment;

(iv) Executive’s insobriety or use of drugs, chemicals or controlled substances either (A) in the course of performing Executive’s duties and responsibilities under this Agreement, or (B) otherwise affecting the ability of Executive to perform the same;

(v) Executive’s failure to comply with a lawful written direction of the Company or the Board of Directors; or

(vi) Any wanton or willful dereliction of duties by Executive.

The existence of any of the foregoing events or conditions shall be determined by the Company in the exercise of its reasonable judgment.

(b) Involuntary Termination by the Company without Cause or Resignation by Executive with Good Reason. The Company may involuntarily terminate Executive’s employment under this Agreement at any time during the Term without Cause upon delivery of written notice to Executive, and Executive may resign at any time during the Term with Good Reason (as defined in Section 4(c), below). Except as provided by Section 4(g) hereof concerning termination in connection with a Change of Control

(as defined in such Section 4(g)), if, during the Term, Executive’s employment is terminated involuntarily by the Company without Cause pursuant to this Section 4(b) or Executive resigns for Good Reason pursuant to Section 4(c) during the Term, the Company shall:

(i) pay Executive all compensation and benefits accrued, but unpaid, up to the effective date of termination; and

(ii) provided that, and for so long as, Executive complies with Executive’s obligations set forth in Sections 6 and 7, below, continue to pay Executive each month (in accordance with the Company’s regular payroll practices) an amount equal to one twelfth (1/12) Executive’s annual Base Salary in effect as of the effective date of termination, for a period of twelve (12) months after the effective date of termination;

(iii) provided that, and for so long as, Executive complies with his/her obligations set forth in Sections 6 and 7, below, pay Executive, each month for a period of twelve (12) months, in accordance with the Company’s payroll practices, one twelfth (1/12) of an amount obtained by multiplying Executive’s target bonus percentage in effect as of the effective date of termination (expressed as a decimal) times Executive’s annual Base Salary in effect as of such date of termination.

(iv) pay Executive a pro-rata lump sum amount, prorated for the number of full months during the applicable fiscal year during which Executive had been employed by the Company prior to his/her termination, of the bonus that would have been payable to Executive had she/he remained employed throughout the year. Such bonus will be based upon the percentage achievement against objectives as determined by the Company’s board of directors at the conclusion of the applicable fiscal year to have been earned pursuant to the terms of the Company’s management incentive plan; and

(v) Reimburse or otherwise pay Executive’s Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) payments for medical and dental insurance under the Company’s applicable plans for the lesser of (x) twelve months from the effective date of termination or (y) the date upon which Executive becomes eligible for medical coverage from a new employer. Executive shall notify the Company no later than 15 days after becoming eligible for such coverage.

(c) Termination by Executive for Good Reason. Executive may terminate his/her employment under this Agreement during the Term for Good Reason upon the provision of advance written notice to the Company no later than thirty (30) days after the initial occurrence of the events or conditions upon which Executive is basing such termination and specifying in reasonable detail the events or conditions upon which Executive is basing such termination. The Company will be given the opportunity, but shall have no obligation, to “cure” such events or conditions within thirty (30) days after the provision by Executive of such notice. Subject to the provisions of Section 4(g) hereof (concerning termination in connection with a Change of Control), if the Company elects in a written notice to Executive not to cure such events or conditions or otherwise fails to so cure such events or conditions within such thirty (30) day period, Executive may terminate Executive’s employment with the Company for Good Reason effective at the end of such 30 day notice period.

For purposes of this Agreement, “Good Reason” means any one or more of the following events or conditions:

(i) the Company’s breach of any of the material terms of this Agreement;

(ii) the Company’s relocating its office at which Executive is principally employed on the Effective Date of this Agreement, to a location which is more than fifty (50) miles from both Executive’s residence and the offices of the Company at which Executive is principally employed on the date of execution of this Agreement, and requiring Executive to commute to such location without Executive’s written consent;

(iii) a material diminution in Executive’s title, duties or responsibilities or conditions of his/her employment from those in effect on the date of execution of this Agreement; or

(iv) a reduction of more than 10% in Executive’s annual Base Salary then-in-effect without Executive’s consent (other than such a reduction applicable generally to other senior executives of the Company)

Solely for purposes of Section 4(g) below, “Good Reason” also means a reduction in the Executive’s target bonus. For the avoidance of doubt, other than in the event of Change of Control Termination Without Cause or Resignation for Good Reason, as set forth in Section 4(g), below, Executive’s bonus target percentage may be modified by the Board or a duly appointed committee thereof at any time at the Board’s or such committee’s sole discretion.

(d) Termination by Executive without Good Reason (Voluntary Resignation). Executive may voluntarily resign his position and terminate his/her employment under this Agreement without Good Reason at any time. Upon such a termination, the Company shall have no obligation to pay compensation and provide benefits to Executive other than the payment of all accrued, but unpaid, Base Salary and any other unpaid expenses or expense reimbursements prior to the effective date of such termination.

(e) Disability. If Executive becomes disabled for more than one hundred eighty (180) days in any twelve (12) month period, the Company shall have the right to terminate Executive’s employment upon written notice to Executive. Executive shall be deemed disabled for purposes of this Agreement either (i) if Executive is deemed disabled for purposes of any long-term disability insurance policy paid for by the Company and at the time in effect, or (ii) if in the exercise of the Company’s reasonable judgment, due to accident, mental or physical illness, Executive cannot perform Executive’s duties. In the event that during the Term, the Company shall terminate Executive due to disability, as described above, Executive shall be entitled to receive the benefits set forth in Section 4(b) (i.e., as if Executive were terminated by the Company without Cause).

(f) Death. In the event of the death of Executive, this Agreement shall automatically terminate and any obligation to continue to pay compensation and benefits shall cease as of the date of death, except for the payment of all accrued, but unpaid, Base Salary and any other unpaid expenses or expense reimbursement prior to the date of death.

(g) Change of Control Termination Without Cause or Resignation for Good Reason.

(i) Benefits. Subject to Section 4(i) below, in the event, Executive’s employment under this Agreement is terminated by the Company involuntarily without Cause at any time during the period commencing two (2) months before and ending within eighteen (18) months after the occurrence of a Change of Control during the Term, or Executive terminates employment with the Company for Good Reason at any time during the period commencing two (2) months before and ending within eighteen (18) months after the occurrence of a Change of Control during the Term, the Company shall, in lieu of providing Executive with any amounts or benefits otherwise payable under this Agreement:

(A) pay Executive all compensation and benefits accrued, but unpaid, up to the effective date of termination; and

(B) provided that, and for so long as, Executive complies with his/her obligations set forth in Sections 6 and 7, below, continue to pay Executive each month in accordance with the Company’s regular payroll practices an amount equal to two twelfth (2/12) Executive’s annual Base Salary in effect as of the effective date of termination; for a period of twelve months after the effective date of termination; and

(C) provided that, and for so long as, Executive complies with his/her obligations set forth in Sections 6 and 7, below, pay Executive, each month for a period of twelve (12) months, in accordance with the Company’s payroll practices, two twelfths (2/12) of an amount obtained by multiplying Executive’s target bonus percentage in effect as of the effective date of termination (expressed as a decimal) times Executive’s annual Base Salary in effect as of such date of termination .

(D) pay Executive a pro-rata lump sum amount, prorated for the number of full months during the applicable fiscal year during which Executive had been employed by the Company prior to his/her termination, of the bonus that would have been payable to Executive had she/he remained employed throughout the year. Such bonus will be based upon the percentage achievement against objectives as determined by the Company’s board of directors at the conclusion of the applicable fiscal year to have been earned pursuant to the terms of the Company’s management incentive plan; and

(E) Reimburse or otherwise pay Executive’s COBRA payments for medical and dental insurance under the Company’s applicable plans for the lesser of (x) twelve months from the effective date of termination or (y) the date upon which Executive becomes eligible for medical coverage from a new employer. Executive shall notify the Company no later than 15 days after becoming eligible for such coverage.

Anything contained in this Section 4(g)(i) to the contrary notwithstanding, Executive shall not be entitled to any of the benefits set forth in this Section 4(g)(i) if Executive resigns and terminates such employment voluntarily (other than for Good Reason) or is terminated by the Company (including without limitation any Acquiring Company) for Cause.

For purposes of Sections 4(g)(i) and (ii) hereof, the term the “Company” shall include any Acquiring Company (as defined below) and all obligations of the Company under such Section shall be assumed by any Acquiring Company.

(ii) Stock Options. Subject to Section 4(i) below, in the event Executive’s employment under this Agreement is terminated by the Company involuntarily without Cause at any time during the period commencing two (2) months before and ending within eighteen (18) months after the occurrence of a Change of Control during the Term or Executive terminates his employment with the Company for Good Reason at any time during the period commencing two (2) months before and ending within eighteen (18) months after the occurrence of a Change of Control during the Term, then, notwithstanding anything to the contrary contained in any stock option or other equity award plan of the Company (“Equity Incentive Plan”), any and all stock options (“Stock Options”), stock appreciation rights (“SARs”), restricted stock units or restricted stock (collectively “Equity Rights”) shall immediately accelerate and become vested and exercisable upon the date of termination of Executive’s employment. Any vested Stock Option or SAR may be exercised during the earlier of (a) one (1) year following the date of termination, and (b) the expiration of the original term of the Stock Option or SAR, and the Company shall take all actions necessary or advisable to give effect to this Section 4(g)(ii).

Anything contained in this Section 4(g)(ii) to the contrary notwithstanding, Executive shall not be entitled to any of the benefits set forth in this Section 4(g)(ii) if Executive resigns and terminates such employment voluntarily (other than for Good Reason) or is terminated by the Company (including without limitation any Acquiring Company) for Cause.

(iii) Definition of “Change of Control.” For purposes of this Agreement, a “Change of Control” of the Company shall mean the occurrence of any of the following events or circumstances:

(A) any “person” (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including a “group” within the meaning of such Section 13(d) but excluding the Company and any of its subsidiaries and any employee benefit plan sponsored or maintained by the Company or any subsidiary thereof (a “Person”), shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors (“Company Voting Securities”); or

(B) the consummation of a merger or consolidation of the Company, or the acceptance by the stockholders of the Company of shares in a share exchange, where the Persons who were the beneficial owners of Company Voting Securities, outstanding immediately prior to such merger, consolidation or share exchange, do not beneficially own, directly or indirectly, immediately after such merger, consolidation or share exchange, securities representing more than fifty percent (50%) of the combined voting power of the then outstanding Company Voting Securities or voting securities of the Acquiring Company in such merger, consolidation or share exchange, in substantially the same proportions as their ownership of the Company Voting Securities immediately prior to such merger, consolidation or share exchange; or

(C) a sale, exchange or other disposition or transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company; provided, that a Change of Control shall not be deemed to have occurred where (x) the Company sells, exchanges or otherwise disposes or transfers all or substantially all of its assets to another corporation which is beneficially owned, directly or indirectly, immediately following such transaction by the holders of Company Voting Securities in substantially the same proportions as their ownership of the Company Voting Securities immediately prior to such transaction and (y) such corporation expressly assumes this Agreement; or

(D) such time as the Continuing Directors (as defined below) do not constitute at least a majority of the Board of Directors of the Company (or, if applicable, of a successor to the Company), where the term “Continuing Director” means at any date a member of the Board who was (x) a member of the Board on the date of this Agreement or (y) nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election (it being understood that no individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall be a Continuing Director).

(iv) Definition of “Acquiring Company.” For purposes of Section 4 of this Agreement, an “Acquiring Company” shall mean the resulting or surviving corporation, or the company issuing cash or securities (or its ultimate parent company), in a merger, consolidation or share exchange involving the Company, or the successor corporation to the Company (whether in any such transaction or otherwise).

(h) Section 409A. If any benefit or amount payable to Executive under this Section 4 hereof on account of the Executive’s termination of employment constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code (“409A”), payment of such benefit or amount shall commence within sixty (60) days following the Executive’s “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h), which in part provides that a separation from service will be deemed to occur if the Company and Executive reasonably anticipate that Executive shall perform no further services for the Company (whether an employee or an independent contractor) or that the level of bona fide services Executive will perform in the future (whether as an employee or an independent contractor) will permanently decrease to no more than 49 percent of the average level of bona fide services performed (whether as an employee or independent contractor) over the immediately preceding 36-month period. If Executive has failed to execute the release described in Section 4(j) below within sixty (60) days of Executive’s separation of service, the payments described in Section 4(b), (c) and (g) shall be forfeited. If, at the time Executive incurs a separation from service, Executive is a “specified employee” within the meaning of 409A, any benefit or amount payable to the Executive under this Section 4 on account of Executive’s termination of employment that constitutes nonqualified deferred compensation subject to 409A shall be delayed until the first day of the seventh month following the Executive’s separation from service (the “409A Suspension Period”). Within 14 calendar days after the end of the 409A Suspension Period, the Company shall pay to the Executive a lump sum payment in cash equal to any payments that the Company would otherwise have been required to provide under this Section 4 but for the imposition of the 409A Suspension Period. Thereafter, the Executive shall receive any remaining payments due under this Section 4 in accordance with the terms of this Section (as if there had not been any suspension period beforehand).

(i) Golden Parachute Tax Provisions. In the event it is determined that any payments by the Company to or for the benefit of Executive under this Agreement or otherwise pursuant to which Executive is entitled to receive payments or benefits (such payments and benefits collectively, the “Payments”) shall be subject to an excise tax by reason of the operation of Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), relating to parachute payments, or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax together with any such interest and penalties collectively, the “Excise Tax”), then Executive shall receive (i) a payment from the Company sufficient to pay the Excise Tax, and (ii) an additional payment from the Company sufficient to pay such Excise Tax and federal and state income taxes arising from the payments made by the Company to Executive pursuant to this sentence (such additional payments collectively, the “Reimbursement Payments”). For purposes of determining the amount of the Reimbursement Payments, Executive shall be deemed to (i) pay federal income taxes at the highest marginal rates of federal income taxation for the calendar year in which the Reimbursement Payments are to be made and (ii) pay applicable state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Reimbursement Payments are to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

Notwithstanding the foregoing, if it shall be determined that Executive is entitled to Reimbursement Payments under the preceding paragraph, but that the Payments would not be subject to the Excise Tax if the Payments were reduced by an amount that is less than 10% of the portion of the Payments that would be treated as parachute payments under Section 280G of the Code, then the amounts payable to Executive under this Agreement shall be reduced (but not below zero) to the maximum amount that could be paid to Executive without giving rise to the Excise Tax (the “Safe Harbor Cap”), and no Reimbursement Payments shall be made to Executive. The reduction of the amounts payable hereunder, if applicable, shall be made by reducing first the payments under Section 4(g)(i)(D), then Section 4(g)(i)(B), then 4(g)(i)(C), then 4(g)(i)(E), and last 4(g)(ii). For purposes of reducing the Payments to the Safe Harbor Cap, only amounts payable under this Agreement (and no other Payments) shall be reduced. If the reduction of the amounts payable hereunder would not result in a reduction of the Payments to the Safe Harbor Cap, no amounts payable under this Agreement shall be reduced pursuant to this provision.

Unless the Company and Executive otherwise agree in writing, the determination of Executive’s Excise Tax liability and the amount required to be paid under this paragraph shall be made in writing by the Company’s accountants or attorneys (the “Advisors”). In the event that the Excise Tax incurred by Executive is determined by the Internal Revenue Service to be greater or lesser than the amount so determined by the Advisors, the Company and Executive agree to promptly make such payment, including interest and any tax penalties, to the other party as the Advisors reasonably determine is appropriate to ensure that the net economic effect to Executive under this paragraph, on an after-tax basis, is as if the Excise Tax did not apply to Executive. For purposes of making the calculations required by this paragraph, the Advisors may make reasonable assumptions and approximations concerning applicable taxes and may rely on interpretations of the Code for which there is a “substantial authority” tax reporting position. The Company and Executive shall furnish to the Advisors such information and documents as the Advisors may reasonably request in order to make a determination under this Section. The Company shall bear all costs the Advisors may reasonably incur in connection with any calculations contemplated by this paragraph. The Reimbursement Payments shall be made to Executive no later than thirty (30) days before the due date of any taxes that are the subject of the Reimbursement Payment.

(j) Liquidated Damages/Release. Executive acknowledges that, upon executing a release as set forth below, any payments and benefits resulting from a termination of Executive’s employment under Section 4(b), (c) or (g) of this Agreement which are not required by law are in satisfaction of any and all claims that Executive may have against the Company or any Acquiring Company (other than benefits under the Company’s benefit plans that by their terms survive termination of employment, benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and rights to indemnification under certain indemnification arrangements for officers of the Company), and represent liquidated damages (and not a penalty). The Company will require that Executive execute and not revoke a separation agreement and a release of all claims in favor of the Company in a form reasonably satisfactory to the Company prior to, and as a condition to, receipt of such payments and benefits.

5. TAXES. Except as set forth in Section 4(i) above, Executive will be responsible for the payment of any tax liability incurred as a result of this Agreement. The Company may withhold tax on any payments or benefits provided to Executive as required by law or regulation. The Executive is solely responsible and liable for the satisfaction of all taxes and penalties that may arise under Section 409A of the Code, and the Company shall not have any obligation to indemnify or otherwise hold Executive harmless from any or all of such taxes. The Company shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of this provision, but shall only act in accordance with written advice from its Advisors

Nevertheless, if the Company or Executive determine that delaying severance payments will avoid subjecting Executive to Section 409(A) taxes and penalties, the Company shall modify the payment terms of this Agreement to the limited extent, and for the minimum deferral period, that the Company reasonably determines is necessary to avoid subjecting Executive to Section 409A penalties.

6. CONFIDENTIAL INFORMATION. Except as reasonably necessary to perform Executive’s duties hereunder, Executive agrees not to reveal to any other person or entity or use for Executive’s own benefit any confidential information of or about the Company or its operations, both during and after Executive’s employment under this Agreement, including without limitation marketing plans, financial information, key personnel, Executives’ capabilities, salaries and benefits, customer lists, pricing and cost structures, operation methods and any other information not available to the public, without the Company’s prior written consent. These obligations are in addition to any similar obligations set forth in the Company’s Invention and Non-Disclosure Agreement.

7. NON-COMPETITION; NON-SOLICITATION; NON-DISPARAGEMENT.

(a) Restrictions. For so long as Executive is receiving benefits pursuant to section 4, above, Executive shall not, directly or indirectly:

(i) be employed by, engaged in or participate in the ownership, management, operation or control of, or act in any advisory or other capacity (including as an individual, principal, agent Executive, consultant or otherwise) for, any Competing Entity which conducts its business within the Territory (as the terms Competing Entity and Territory are hereinafter defined); provided, however, that notwithstanding any of the foregoing, Executive may make solely passive investments in any Competing Entity the common stock of which is “publicly held” and of which Executive shall not own or control, directly or indirectly, in the aggregate securities which constitute 5% or more of the voting power of such Competing Entity;

(ii) solicit or divert any business or any customer or known prospective customer from the Company or its affiliates or assist any person or entity in doing so or attempting to do so;

(iii) cause or seek to cause any person or entity to refrain from dealing or doing business with the Company or its affiliates or assist any person or entity in doing so; or

(iv) solicit for employment, or advise or recommend to any other person or entity that he, she or it employ or solicit for employment or retention as an Executive or consultant, any person who is an Executive of, or exclusive consultant to, the Company (provided that this prohibition shall not apply in the event of a Change of Control Termination or Resignation, as set forth in Section 4(g), above).

(v) make any derogatory or disparaging statement regarding the Company, its affiliates, directors, or its employees.

In the event Executive violates any of the foregoing restrictions, all payments or benefits being provided pursuant to Sections 4(b) and (c) shall immediately cease.

(b) Definitions. For purposes of this Section 7:

(i) “Competing Entity” means any entity which is presently or hereafter engaged in any business of the type or character engaged in by the Company or any of its affiliates including, without limitation, (A) the business of developing, marketing or selling software programs which use molecular simulation or analysis to predict chemical or biological activities; (B) the business of developing, marketing or selling software programs that store, manage or analyze chemical or biological information or (C) any business which is otherwise competitive with a business conducted by the Company or any of its affiliates; and

(ii) “Territory” means North America, Europe and Japan.

Notwithstanding anything in the above to the contrary, Executive may engage in the activities set forth in Section 7(a) hereof with the prior written consent of the Company, which consent shall not be unreasonably withheld. Further, in determining whether a specific activity by Executive for a Competing Entity shall be permitted, the Company will consider, among other things, the nature and scope of (A) the duties to be performed by Executive and (B) the business activities of the Competing Entity at the time of Executive’s proposed engagement by such entity.

(c) Acknowledgement. Executive acknowledges and agrees that the covenants set forth in this Section are reasonable and necessary in all respects for the protection of the Company’s legitimate business interests (including without limitation the Company’s confidential, proprietary information and trade secrets and client good-will, which represents a significant portion of the Company’s net worth and in which the Company has a property interest). Executive acknowledges and agrees that, in the event that

Executive breaches any of the covenants set forth in this Section (other than that provided for in Section 7(a)(i)), the Company shall be irreparably harmed and shall not have an adequate remedy at law; and, therefore, in the event of such a breach, the Company shall be entitled to injunctive relief, in addition to (and not exclusive of) any other remedies (including monetary damages) to which the Company may be entitled under law. If any covenant set forth in this Section 7 is deemed invalid or unenforceable for any reason, it is the parties’ intention that such covenants be equitably reformed or modified to the extent necessary (and only to such extent to) render it valid and enforceable in all respects. In the event that the time period and geographic scope referenced above is deemed unreasonable, overbroad, or otherwise invalid, it is the parties’ intention that the enforcing court shall reduce or modify the time period and/or geographic scope to the extent necessary (and only to such extent necessary) to render such covenants reasonable, valid and enforceable in all respects.

8. ARBITRATION.

(a) General. In consideration of Executive’s service to the Company, its promise to arbitrate all employment related disputes and Executive’s receipt of the compensation, pay raises and other benefits paid to Executive by the Company, at present and in the future, Executive agrees that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, shareholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from Executive’s service to the Company under this Agreement or otherwise or the termination of Executive’s service with the Company, including any breach of this Agreement, will be subject to binding arbitration under the Arbitration Rules set forth in California Code of Civil Procedure Section 1280 through 1294.2, including Section 1283.05 (the “Rules”) and pursuant to California law. Disputes which Executive agrees to arbitrate, and thereby agrees to waive any right to a trial by jury, include any statutory claims under state or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, the California Fair Employment and Housing Act, the California Labor Code, claims of harassment, discrimination or wrongful termination and any statutory claims. Executive further understands that this Agreement to arbitrate also applies to any disputes that the Company may have with Executive.

(b) Procedure. Executive agrees that any arbitration will be administered by the American Arbitration Association (“AAA”) and that a neutral arbitrator will be selected in a manner consistent with its National Rules for the Resolution of Employment Disputes. The arbitration proceedings will allow for discovery according to the rules set forth in the National Rules for the Resolution of Employment Disputes or California Code of Civil Procedure. Executive agrees that the arbitrator will have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication and motions to dismiss and demurrers, prior to any arbitration hearing. Executive agrees that the arbitrator will issue a written decision on the merits. Executive also agrees that the arbitrator will have the power to award any remedies, including attorneys’ fees and costs, available under applicable law. Executive understands the Company will pay for any administrative or hearing fees charged by the arbitrator or AAA except that Executive will pay the first $125.00 of any filing fees associated with any arbitration Executive initiates. Executive agrees that the arbitrator will administer and conduct any arbitration in a manner consistent with the Rules and that to the extent that the AAA’s National Rules for the Resolution of Employment Disputes conflict with the Rules, the Rules will take precedence.

(c) Remedy. Except as provided by the Rules, arbitration will be the sole, exclusive and final remedy for any dispute between Executive and the Company. Accordingly, except as provided for by the Rules, neither Executive nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding, the arbitrator will not have the authority to disregard or refuse to enforce any lawful Company policy, and the arbitrator will not order or require the Company to adopt a policy not otherwise required by law which the Company has not adopted.

(d) Availability of Injunctive Relief. In addition to the right under the Rules to petition the court for provisional relief, Executive agrees that any party may also petition the court for injunctive relief where either party alleges or claims a violation of this Agreement or the Confidentiality Agreement or any other agreement regarding trade secrets, confidential information, nonsolicitation or Labor Code §2870. In the event either party seeks injunctive relief, the prevailing party will be entitled to recover reasonable costs and attorneys’ fees.

(e) Administrative Relief. Executive understands that this Agreement does not prohibit Executive from pursuing an administrative claim with a local, state or federal administrative body such as the Department of Fair Employment and Housing, the Equal Employment Opportunity Commission or the workers’ compensation board. This Agreement does, however, preclude Executive from pursuing court action regarding any such claim.

(f) Voluntary Nature of Agreement. Executive acknowledges and agrees that Executive is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else. Executive further acknowledges and agrees that Executive has carefully read this Agreement and that Executive has asked any questions needed for Executive to understand the terms, consequences and binding effect of this Agreement and fully understand it, including that Executive is waiving Executive’s right to a jury trial. Finally, Executive agrees that Executive has been provided an opportunity to seek the advice of an attorney of Executive’s choice before signing this Agreement.

9. WAIVER. The waiver by the Company of any breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by Executive of any provision of this Agreement.

10. SEVERABILITY. The parties have carefully reviewed the provisions of this Agreement and agree that they are fair and equitable. However, in light of the possibility of differing interpretations of law and changes of circumstances, the parties agree that in the event that any section, paragraph or term of this Agreement shall be determined to be invalid or unenforceable by any competent authority or tribunal for any reason, the remainder of this Agreement shall be unaffected thereby and shall remain in full force and effect. Moreover, if any of the provisions of this Agreement is determined by a court of competent jurisdiction to be excessively broad as to duration, activity, geographic application or subject, it shall be construed by limiting or reducing it to the extent legally permitted so as to be enforceable to the extent compatible with then applicable law.

11. SUCCESSORS AND ASSIGNS. This Agreement shall bind and inure to the benefit of the successors and assigns of the Company and the heirs, executors or personal representatives of Executive. This Agreement may not be assigned by Executive. This Agreement may be assigned to any successor in interest to the Company (including by way of merger, consolidation or reorganization, or by way of any assignment of all or substantially all of the Company’s assets, business or properties), and Executive hereby consents to such assignment.

12. ENTIRE AGREEMENT; AMENDMENTS. This Agreement, including the recitals (which are a part hereof), together with the applicable bylaws and policies of the Company, constitutes the entire Agreement between the parties hereto and there are no other understandings, agreements or representations, expressed or implied This Agreement supersedes any and all prior or contemporaneous agreements, oral or written, concerning Executive’s employment and compensation, except for any invention assignment and confidentiality terms of any agreement signed by Executive, provided that the provisions of this Agreement relating to acceleration and time to exercise vested Stock Options in the event of a Change of Control are in addition to, not in lieu of, any such similar provisions set forth in any Equity Incentive Plan or other document, and further provided that any terms set forth in the Offer Letter relating to the Company’s payment of relocation expenses, and Executive’s obligations to repay such expenses, shall survive execution of this Agreement, solely as and to the extent set forth in the Offer Letter, and solely in accordance with its terms. This Agreement may be amended only in writing signed by Executive and an authorized member of the Company’s Board.

13. TERMINATION; SURVIVAL. The Company may terminate this Agreement upon written notice delivered to Executive. Such notice may be delivered to Executive at any time after the Effective Date, which termination shall be effective twelve months after delivery of such notice to Executive. Sections 5 (five) through 14 (fourteen), inclusive shall survive the termination of this Agreement. The obligations of Section 4 (four) shall survive only with regards to termination of employment occurring prior to the effective date of termination of this Agreement or with regards to a Change of Control occurring prior to the effective date of termination of this Agreement. In all other respects the parties’ obligations set forth in Section 4 (four), above, shall terminate upon termination of this Agreement.

14. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws (other than conflicts of laws principles) of the State of California applicable to contracts executed in and to be performed entirely within such State by residents of such state.

Dated as of June 15, 2009.

ACCELRYS, INC.

By:	/s/ Ken Coleman
Ken Coleman
Chairman, Board of Directors

EXECUTIVE

By:	/s/ Scipio “Max” Carnecchia
Name:	Scipio “Max” Carnecchia